Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 16, 2014

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided to me regarding the Trust’s Post-Effective Amendment (“PEA”) No. 145 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust, the Advantus Short Duration Bond Fund (the “Short Duration Bond Fund”); and for the purpose of adding a new class to the Advantus Strategic Dividend Income Fund (the “Strategic Dividend Income Fund”) (each a “Fund” and collectively, the “Funds”).  PEA No. 145 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on October 2, 2014, and is scheduled to become effective on December 16, 2014.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Both Funds
Summary Section

1.
Within the Principal Investment Strategies section, it states that the Funds may invest in foreign securities.  Please confirm whether the Funds will invest in the securities of companies located in emerging markets and, if so, consider whether additional disclosure in the Principal Investment Strategies and Principal Risks sections is appropriate.

The Trust confirms supplementally that emerging market companies are not a principal investment strategy of either Fund.

2.
Within the Principal Investment Strategies section, each Fund describes its ability to invest up to 100% in cash and cash equivalents for temporary defensive purposes.  Because such strategy is not a principal investment strategy, please consider removing this disclosure and including it solely within the Item 9 discussion.

The Trust responds by respectfully declining to make the requested revision.  It is the Trust’s position that each Fund’s ability to invest up to 100% of its assets in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes is a principal investment strategy in the particular conditions specified.

3.	Within the Tax Information Section, please consider revising the disclosure to make it clear that a Shareholder’s distributions will be taxed when withdrawn from a tax deferred account.

The Trust responds by respectfully declining to make the requested revision.  Form N-1A does not require a fund to provide particularized advice or disclosure to individual investors or types of investors, including tax-deferred and tax-exempt accounts, nor is it in a position to do so.  Item 7 of Form N-1A requires a fund to disclose whether the fund “intends to make distributions that may be taxed as ordinary income or capital gains.”  The Trust complies with that requirement with its current disclosure.

Short Duration Bond Fund
Summary Section

4.	Within the fee table, please review footnote 2 and clarify whether the expense waiver can be terminated by the Board of Trustees prior to the expiration date.

As stated in footnote 2, the expense waiver may not be terminated by the Board of Trustees during the one year period beginning as of the date of the prospectus.

5.	Within the Principal Investment Strategies section, please revise the Fund’s 80% test to clarify that “net assets” includes any borrowings for investment purposes.

The Trust has made the requested revision.

6.	Within the Principal Investment Strategies section, please describe how the Adviser determines what investments to purchase for the Fund’s portfolio.

The Fund has added the following disclosure to the Fund’s Principal Investment Strategies section:

The Adviser uses a bottom-up approach to security research and selection.  The process begins with an evaluation of key market and economic factors to determine the outlook for the yield curve and establish high-level relative value relationships among broad sectors available for investment.  In establishing high-level relative value relationships, the Adviser compares historical spread relationships of sectors and credit rating levels against each other and the benchmark.  The Adviser then assesses individual bonds based on their spread, spread volatility and convexity (a measure of how much a bond’s yield changes in response to changes in price). Finally, using rigorous fundamental bottom-up research, the Adviser analyzes the credit quality and cash flow characteristics of potential investments to select the investments it believes present the best opportunity for the Fund’s portfolio.

7.
Within the Principal Investment Strategies section, please disclose the Fund’s expected average duration. Please also provide, where appropriate, a definition of duration and an example showing how interest rate changes affect the values of debt securities of various durations.  If appropriate, consider contrasting maturity and duration.

The Fund has added the following disclosure to the Fund’s Principal Investment Strategies section:

In addition, under normal market conditions, the Fund seeks to maintain an average dollar-weighted effective duration of 3 years or less.  Duration measures the sensitivity of the price of a fixed income investment to a 1% change in interest rates.  For example, an investment with a two year duration means that it will decrease in value by 2% if interest rates rise 1%.  Conversely, the investment will increase in value by 2% if interest rates fall 1%.  The Adviser anticipates that the Fund’s duration will typically range from +/- 20% of the Barclays U.S. Government/Credit 1-3 Year Index’s current average effective duration.

8.
Within the Principal Investment Strategies section, it states that the Fund may use derivatives instruments, including options, futures and swap contracts, as well as combinations of these instruments.  Please clarify what is meant by “as well as combinations of these instruments.”

The Trust has reviewed the Fund’s disclosure and has instead removed the referenced language.

9.
Within the Principal Investment Strategies section, please confirm that any derivative instrument used when determining the Fund’s compliance with its policy to invest at least 80% of its net assets in bonds are economically equivalent to bonds.

The Trust responds, supplementally, that derivative instruments used when determining the Fund’s compliance with its policy to invest at least 80% of its net assets in bonds will have fixed income characteristics or generally be considered representative of fixed income securities.

10.
Within the Principal Investment Strategies section, please confirm that derivative instruments used when determining the Fund’s compliance with its 80% policy will be valued at market value, rather than notional value.

The Trust responds, supplementally, that derivative instruments used when determining the Fund’s compliance with its 80% policy will be valued at market value and not notional value.

11.
Please confirm whether investing in other mutual funds is a principal investment strategy of the Fund given the line for Acquired Fund Fees and Expenses in the Fee Table and revise your disclosure as appropriate.

The Fund does not intend to invest principally in other mutual funds but will use money market funds for cash management purposes.  Therefore, the Fund has estimated its acquired fund fees and expenses for its first year of operations as required by Instruction 3(f) of Item 3 of Form N-1A.  Because the Fund does not expect to incur acquired fund fees and expenses that exceed 0.01% of the estimated average net assets of the Fund, the Fund has included these fees and expenses under the caption “Other Expenses.”

12.
Please confirm whether investing in Floating Rate Securities is a principal investment strategy of the Fund given that “Floating Rate Securities Risks” is included as a principal risk of the Fund and revise your disclosure as appropriate.

The Trust has reviewed the Fund’s disclosure and believes that revisions are not necessary.  The Fund states that it may invest in “fixed income securities issued or guaranteed by the U.S. government or government-related entities, municipal securities,  debt securities issued by corporations and other entities (including privately placed securities that have not been registered under the Securities Act of 1933 (the “Securities Act”) but may be resold to “qualified institutional buyers” in accordance with the provisions of Rule 144A under the Securities Act (“Rule 144A Securities”)), mortgage-backed securities, other asset-backed securities.”  It is widely understood that such securities may be issued with fixed or variable interest rates.

13.
The disclosure concerning the Fund’s derivative risks should be specific to the types of derivatives used by the Fund.  See Letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, Securities and Exchange Commission, July 30, 2010.

The Trust has made the requested revisions.

Strategic Dividend Income Fund
Summary Section

14.	Because the Fund’s name suggests a focus on a particular type of investment, dividend-paying securities, please consider whether an 80% test is necessary.

The Trust has considered the staff’s comment and believes that “Dividend Income” in the Fund’s name connotes a type of investment strategy rather than a focus on a particular type of investment.  Therefore, the Trust respectfully declines to adopt an 80% test with respect to dividend-paying securities.

15.	Within the Principal Risks section, please consider whether there are risks relating specifically to REITs or REOCs that should be disclosed in addition to “Real Estate Securities Risk.”

The Trust has reviewed the Fund’s Principal Investment Strategies and Principal Risks disclosure and confirms supplementally that it believes no additional revisions are required.

16.	Please confirm whether municipal securities are a principal investment strategy of the Fund and consider whether there are risks relating specifically to municipal securities that should be disclosed.

The Trust has confirmed that municipal securities will not be a principal investment strategy of the Fund and has revised the Fund’s disclosure accordingly.

17.	Please confirm whether options and futures are a principal strategy of the Fund. If not, please remove the risk disclosures related to these investments or revise the Fund’s strategies as appropriate.

The Trust responds that options and futures are a principal strategy of the Fund and these strategies have been previously discussed in the second last paragraph of the Fund’s Principal Investment Strategies section.

Investment Objective, Strategies, Risks and Disclosure of Portfolio Holdings

18.	Within the Short Duration Bond Fund’s Principal Investment Strategies section, please confirm that mortgage-backed securities will, at all times, have a duration of 1 to 3 years.

After consultation with the Short Duration Bond Fund’s Adviser, the Trust is unable to confirm that the Fund’s mortgage-backed securities will, at all times, have a duration of 1 to 3 years.  The Adviser attempts, under normal market conditions, to maintain an average dollar-weighted effective duration of 3 years or less.

19.
Within the Principal Risks section, the “Debt Securities Risk” discussion related to duration states that the Funds do not have a set policy regarding duration.  Please confirm whether this is applicable to both Funds and/or revise as appropriate.

The Trust has reviewed the referenced disclosure and has confirmed that it is applicable to both Funds.  Neither Fund has a set policy regarding the maturity or duration of any its securities.  However, the Short Duration Bond Fund seeks to maintain an average dollar-weighted effective duration of 3 years or less.

20.
Within the Principal Risks section, please confirm whether “Other Mutual Fund Risk” is a principal risk of both Funds.  If it is not a principal risk, please clarify that this is a non-principal risk or consider moving this risk to the Statement of Additional Information.

After consultation with the Adviser, the Trust has confirmed that other mutual funds are a principal investment strategy of either Fund.  The Trust has revised the Funds’ disclosure accordingly.

21.
Within the Principal Risks section, please confirm whether “TIPS Risk” is a principal risk of both Funds.  If it is not a principal risk, please clarify that this is a non-principal risk or consider moving this risk to the Statement of Additional Information.

After consultation with the Adviser, the Trust has confirmed that TIPS are a principal investment strategy of Strategic Dividend Income Fund and a non-principal investment strategy of the Short Duration Bond Fund.  The Trust has revised the Funds’ disclosure accordingly.

22.
Within the Principal Risks section, please consider whether the “Derivatives” risk discussion includes any non-principal risks that should be noted as such or moved to the Statement of Additional Information.

The Trust has reviewed the Funds’ disclosure and has made the requested revision.

Management of the Funds

23.	Regarding the Similarly Managed Account Performance section, please confirm supplementally that the figures shown are net of all fees and expenses.

The Trust confirms, supplementally, that the Adviser has represented that the figures shown are net of brokerage commissions and execution costs and all fees and expenses payable to the Adviser.

Statement of Additional Information

Options, Futures and Other Strategies

1.	Within the Credit Default Swaps discussion, please disclose that when the Fund sells a credit default swap the transaction will be covered at the full notional amount.

The Trust responds by adding the requested disclosure.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Thomas G. Sheehan, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.